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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of November 2003
                           -------------

                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F  X              Form 40-F _____
                           ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes _____             No  X
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                          Purchase of Treasury Stocks &
                   Retirement of Shares with Earnings Capital

On November 26, 2003, the Board of Directors of Kookmin Bank has approved and ratified to purchase treasury stocks through participating in the sales bid of Korean government stake in Kookmin Bank. On 30 October, 2003, Korean government announced its plan to sell its shares by means of auction by the middle of December 2003. The government will select the interested parties to participate in the bid.

The purposes of this purchase of treasury stocks are i) for retirement of shares with earnings capital and ii) for stabilization of stock price of the Bank, pursuant to Article 189 and Article 189.2 of Korean Securities Exchange Act respectively.

1.1  Purchase price

     The price will be determined by Korean government in accordance with the results of the auction.

1.2  Estimated number of shares and amount of purchase

     The number of shares and amount of purchase will also be determined by the results of the auction.

1.3  Purchase period/1/

     For the retirement of shares:  From December 1 to December 17, 2003
     For the stabilization of stock price:  From December 18 to December 22,
     2003

     The above periods are subject to changes according to the auction schedule to be determined by Korean government.

1.4  Purchase method

     Purchase from the Korean government through After-Hour Block Trading
     Method.

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/1/ Pursuant to Article 84 of Korean Securities Exchange Act, purchase of treasury stock for the purpose of retirement of shares shall not be executed during the same period of purchase of treasury stock for the purpose of stabilization of stock price.

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1.5  Estimated holding period of the treasury stock

     Treasury stocks purchased for retirement will be cancelled promptly after the purchase, while stocks purchased for stock price stabilization will be held for 6 months from the date of purchase.

1.6  Balance of treasury stocks

     Kookmin Bank is holding 3,603,223 shares as treasury stocks as of 26 November, 2003, which includes stocks purchased for the purpose of Employees Stock Ownership Program (ESOP) and compensation for stock option exercise and fractional shares acquired due to stock dividend and two mergers between former Kookmin Bank and H&CB and between Kookmin Bank and Kookmin Credit Card Co.

1.7  Other information

     The Bank's own funds will be used for the purchase, and the purchase agents will be Daishin Securities Co. and Dongwon Securities Co. for retirement of shares and for stock price stabilization, respectively.

     The purchase price and number of shares are subject to determination by Korean Government in accordance with auction results. Kookmin Bank will disclose further details such as purchase price and number of shares as and when they are determined.

     The retirement of shares is executed with earnings capital of the Bank, and therefore it will not change the Bank's paid-in-capital but decrease number of shares issued.

     Furthermore, Kookmin Bank will report the purchase and retirement of shares at the general shareholders meeting first coming after the retirement of shares.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Kookmin Bank
                                               ---------------------------------
                                               (Registrant)



     Date: November 26, 2003                   By: /s/ Jong-Kyoo Yoon
                                               ---------------------------------
                                               (Signature)

                                               Name:  Jong-Kyoo Yoon
                                               Title: Executive Vice President &
                                                      Chief Financial Officer

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